

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 27, 2017

Jacqui Irvine
General Counsel & Company Secretary
Henderson Group plc
201 Bishopsgate
EC2M 3AE
United Kingdom

> **Re:** **Henderson Group plc**
> **Amendment No. 2 to Draft Registration Statement on Form F-4**
> **Submitted February 14, 2017**
> **CIK No. 0001274173**

Dear Ms. Irvine:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

The Merger

Henderson Management Forecast, page 110

Discounted Cash Flow Analysis, page 118

1.   We note your added disclosure in response to comment 5 including the statement on page 111 that the "summary of the Henderson Management Forecast is not being included in this proxy statement/prospectus to influence your decision whether to vote for the Janus merger proposal" and the statement on page 118 that the "summary of the Janus Management Forecast is not being included in this proxy statement/prospectus to influence your decision whether to vote for the Janus merger proposal." As these

statements appear to unduly limit a shareholder's reliance on the registration statement disclosures, please remove or revise them as appropriate.

Henderson Severance and Retention Programs, page 129

2.   We note your response to comment 6 and we re-issue the comment regarding disclosure of substantial interests, direct or indirect, of the executive officers of Henderson, consistent with Item 18(a)(5) of Form F-4. In this regard we note that proxies are being solicited by both parties in the merger transaction, therefore Item 18 disclosure applies.

Pre-Closing Dividends; Post-Closing Dividend Policy, page 143

3.   In the third paragraph you disclose that both Henderson's and Janus' boards intend to declare and pay to their respective shareholders an interim dividend for the first quarter of the fiscal year ending December 31, 2017. To the extent known, please disclose whether the amount of dividend to be declared will be in line with what historically has been paid by each party in accordance with their existing dividend policies. In addition, please tell us whether the declaration of this interim dividend would trigger your disclosure obligation under Item 3(f) of Form F-4, and in particular Instructions to paragraphs (e) and (f) of Item 3.

4.   In light of your disclosure that Janus Henderson is expected to continue to follow a progressive dividend policy, consistent with Henderson's existing practice, please expand your disclosure to briefly describe this policy, as well as clarify the available and intended sources for dividend distribution.

Audited Consolidated Financial Statements of Henderson, page F-1

Consolidated Statement of Changes in Equity, page F-6

5.   We note your response to comment 11 stating that you will seek an amendment to the articles of association permitting the adjustments relating to stock-based compensation plans to be recognized in additional paid in capital ("APIC") and that the change in treatment will be adopted upon shareholder approval in April 2017. Please clarify the following:

- Tell us how you plan to account for the change in treatment upon shareholder approval and ensure your disclosures appropriately describe the accounting treatment. For example, tell us if you plan to account for it prospectively, retrospectively and whether you intend to record a cumulative reclassification adjustment from retained earnings to APIC.

- Tell us whether the Company's current and proposed accounting treatment impacts your consolidated statement of comprehensive income or earnings per share amounts.

- Quantify the net cumulative impact to retained earnings as of each reporting period resulting from the Company's current presentation.

You may contact Robert Klein, Staff Accountant, at 202-551-3847 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Paul D. Tropp, Esq.